Form 10-K, Exhibit 13
period 1993-12-31
NATIONAL EDUCATION CORP
filed 1994-03-28
CIK 277821

                                  EXHIBIT 13

                         NATIONAL EDUCATION CORPORATION

                               1993 ANNUAL REPORT


                     [NATIONAL EDUCATION CORPORATION LOGO]

                               TABLE OF CONTENTS

   1.     Our Mission
   2.     NEC at a Glance
   4.     Letter to Shareholders
  10.     Business Profiles
  18.     Financial Highlights
  19.     Management's Discussion and Analysis
  24.     Financial Statements
  28.     Notes to Financial Statements
  33.     Industry Segment Data
  35.     Report of Independent Accountants
  36.     Directory of Worldwide Facilities
  37.     Corporate Information

                                       1.

                                  OUR MISSION

National Education Corporation's mission is to provide quality multimedia products and services for the education and training marketplace. We are committed to being a leader in the transfer of knowledge and skills to improve job performance and to enhance personal and professional growth. We believe that through a participative management style and empowered work force, we will foster a dynamic environment for every National Education Corporation employee to make a significant contribution. By anticipating and responding to the needs of our customers, we will meet our commitment to maximize shareholders' value.

                                       2.

                                NEC AT A GLANCE

ICS LEARNING SYSTEMS
Independent Study

ICS is the world's largest and most established provider of independent study opportunities. With headquarters in Scranton, Pennsylvania, the Company serves students in nearly 150 countries and has offices in Canada, the United Kingdom, Australia, New Zealand and Singapore.

REVENUES:  $101 million

PRODUCTS/SERVICES: Prospective ICS students can choose from over 50 courses in the United States, all accredited by the National Home Study Council, and more than 100 courses abroad. Courses of study offered include associate degree programs in business and technology, training in paraprofessional and occupation fields, a high school diploma program and courses in personal enrichment. Computer-related training is the Company's fastest growing product line. ICS also offers training opportunities to business and government through its Business and Industrial Training Division.

CUSTOMERS: According to statistics compiled by the National Home Study Council, ICS' new enrollments in 1993 represented over 50 percent of the new enrollments reported by the Council's members. Over 27,000 students enrolled in 11 two-year associate degree programs in business and technology, while approximately 35,000 students enrolled in ICS' high school diploma program. An additional 250,000 students pursued courses of study in other career and hobby-related areas in 1993.

EMPLOYEES:  Approximately 700

NATIONAL EDUCATION CENTERS
Post-Secondary Career Schools

National Eduction Centers is one of the largest operators of post-secondary career schools in the United States. The Company provides learning opportunities primarily in five targeted occupational areas: medical, electronics, business, automotive and aviation. Increasingly, training is carried out in an environment that as much as possible simulates the actual circumstances of the workplace.

REVENUES:  $133 million

PRODUCTS/SERVICES: With headquarters in Irvine, California, National Education Centers offers its training opportunities through 33 schools in 16 states.
Most schools offer multiple curricula but no school offers every discipline. Courses offered in the Education Centers programs, which range in length from 8 to 36 months, are developed internally or with the assistance of consultants. In many instances, these courses feature a modular nonsequential curriculum design structure that creates scheduling flexibility for students.

CUSTOMERS: National Education Centers serves a variety of clients and customers with diverse needs: individual students, government agencies with a training mandate and businesses that provide continuing education opportunities for their employees. The student population is ethnically diverse and most receive some form of financial assistance from the federal government to fund tuition and other educational expenses.

EMPLOYEES:  Approximately 2,300

                                       3.

                                NEC AT A GLANCE

STECK-VAUGHN PUBLISHING CORPORATION
Supplemental Educational Publishing

As one of the country's largest publishers of supplemental educational materials, Austin, Texas-based Steck-Vaughn offers educators a broad range of quality products that address educational needs from early childhood through adulthood. The term "supplemental materials" generally refers to softcover, curriculum-based books, workbooks and other support materials that are used in conjunction with or instead of traditional hardcover "basal" textbooks. The Company also publishes reference and nonfiction products for school and public libraries, as well as bookstores.

REVENUES:  $53 million

PRODUCTS/SERVICES: For elementary, junior high and high school students with diverse skill levels and from a variety of cultural backgrounds, Steck-Vaughn provides more than 1,500 titles, including traditional and innovative curriculum materials in every major content area. Reference and nonfiction titles include two encyclopedia series and nearly 1,000 other reference titles. The Steck-Vaughn adult education products are designed to help adult learners-- both English and non-English speaking-- achieve literacy, basic work and daily living skills and to prepare them to pass the General Educational Development (GED) test. In 1990, and again in 1993, Steck-Vaughn was awarded the exclusive distribution of the Official Practice Test of the GED Testing Service of the American Council for Education.

CUSTOMERS: Educators and librarians in the over 80,000 elementary, junior high and high schools throughout the United States, adult education centers, public libraries, and bookstores.

EMPLOYEES:  Approximately 300

NATIONAL EDUCATION TRAINING GROUP
Multimedia Training

NETG is a leading producer and worldwide distributor of multimedia products to educate, train and transfer skills to corporate and government employees, with specific emphasis on information systems (IS) training. Headquartered in Naperville, Illinois, NETG course offerings range from hands-on, skill-based training to courses which build awareness or provide a theoretical understanding of today's business developments.

REVENUES:  $68 million

PRODUCTS/SERVICES: NETG emphasizes multimedia training in business areas characterized by rapidly changing computer technologies. The products offered by the Company focus on topics which have the greatest potential impact on IS professionals, such as computer-aided software engineering, downsizing mainframes to client/server computing, development techniques for systems designers, analysts and programmers and systems reengineering. In addition, NETG offers an extensive library of training courseware featuring major end-user software programs, as well as human resources and management development programs.

CUSTOMERS: NETG serves customers in 34 countries from 74 offices and production and distribution centers worldwide. Clients are offered customized support for their training programs whether their needs require a specialized area of NETG's training library or the entire offering. Customers can receive products through the following major types of delivery media: Linear Video, Computer-Based Training, CD-ROM, Interactive Video Instruction or Instructor-Led Training.

EMPLOYEES:  Approximately 600

                                       4.

                              TO OUR SHAREHOLDERS

As 1993 began, National Education Corporation (NEC) faced several major challenges in both our corporate training subsidiary, National Education Training Group (NETG), and our post-secondary career education subsidiary, National Education Centers. We believe we have made substantive progress toward turning around these two operations during the past year. As a result, National Education Corporation's operating performance in the fourth quarter improved for the first time since the third quarter of 1992. This was brought about to a large extent by an improvement in NETG's operating results over the prior year period. National Education Corporation's operating loss for the year reflects the substantial investments we made during 1993 in product development and marketing at NETG, which we believe are necessary to return the operation to profitability. In addition, we brought in new senior management staff at both NETG and the Education Centers to provide strong leadership and implement the newly focused strategies of both organizations.

ICS Learning Systems, one of the world's largest and most well-established providers of independent study, and Steck-Vaughn Publishing Corporation, one of the nation's leading publishers of supplemental education materials, both reported record financial performances for the year, which were fueled by aggressive investments in product development, marketing and sales.

National Education Corporation's total revenues for 1993 were $355.9 million with a net loss of $9.6 million, or $.32 per share. That compares to net income of $515,000, or $.02 per share in 1992 on revenue of $375.0 million.
The 1993 loss includes a third quarter $32.9 million pretax write-off for the closure of 14 schools at National Education Centers, as well as a write-down of certain intangible assets at the National Education Training Group. The loss was partially offset by a one-time after tax gain of $21.3 million on the initial public offering of Steck-Vaughn shares.

                                       5.

                              TO OUR SHAREHOLDERS



NATIONAL EDUCATION TRAINING GROUP -- Our NETG subsidiary reported an operating loss before unusual items of $26.0 million in 1993 on revenues of $68.3 million. By comparison, this subsidiary reported an operating loss before unusual items of $21.9 million on revenues of $82.6 million in 1992. The revenue decrease reflects the declining demand for mainframe computer training. During 1993, NETG focused on the development of training courses that are significantly growing in demand in such areas as client/server computing, business process reengineering, LAN, UNIX, Windows, computer-aided software design and desktop computing. All told, we generated 163 new products in 1993, most of which were in the high demand areas listed above. In addition to product development investments, part of the year's loss also is related to investment in other critical areas, including sales and marketing. Although product development and marketing costs increased, total operating expenses were down $8.6 million for the year. At the same time, we have signed up and licensed 15 business partners such as Novell Corp. to have their products distributed through our channels of distribution.

In February 1993, we named Robert Soto as president of NETG. Much of Mr. Soto's experience has been as a turnaround specialist at other high technology organizations. During the year, we also strengthened the management team with new vice presidents in such key areas as product development, marketing and sales. With this new management team in place, much of 1993 was spent in restructuring the organization, conducting market research, and developing training products more appropriately suited to the marketplace. During the latter half of the year, we saw positive indications that the steps taken during the year to reposition NETG's training products in the marketplace were beginning to take hold. During the third and fourth quarters of 1993, new orders and contracts increased by 23 percent and 48 percent, respectively.

Overall, we believe we have begun to successfully reposition NETG's training products in the marketplace and to turn around this operation. Going forward, we expect to focus significant effort on opportunities that exist at NETG to provide product to meet changing market demands, reengineer our business processes and reduce costs in the operation, while also generating growth in revenues.

NATIONAL EDUCATION CENTERS -- Revenues at our post-secondary career school subsidiary totaled $133.2 million in 1993, down from $157.0 million in 1992. Loss from operations before unusual items amounted to $5.5 million, in comparison to operating income of $10.8 million in 1992. The decreases in revenues and income for the year are related to a decline in the number of students enrolled at our National Education Centers. These reduced enrollments were due in part to our decision in 1993 to cease admitting new students at 15 of these post-secondary career schools, located primarily in low-income urban areas where the risk of student loan defaults is high. An increasing number of lenders and guarantors are declining to serve students of post-secondary career schools with higher default rates. As a result, many potential Education Centers' students have been unable to pursue educational opportunities. Such diminished access to funding for students of these 15 schools would have resulted in further operating losses for the year at this subsidiary.

In addition, National Education Centers raised its admission standards for new enrollments at the remaining 33 schools. While we believe higher admission requirements will attract a better qualified student who is more likely to complete any given course of study, in addition to repaying their student loans and becoming successfully employed, the

                                       6.

                              TO OUR SHAREHOLDERS

total number of new student enrollments was lower in 1993, partially as a result of these higher admission standards. On the other hand, both completion and placement rates improved in 1993.

These higher completion and placement rates have resulted, in part, from an ambitious value creation program which the Education Centers embarked on during 1993. Our objective is to evaluate our strengths and weaknesses as an organization in attracting students to our schools and in delivering the level of service they deserve and expect as customers. Initial results, as measured by student surveys, retention and placement rates, indicate that we have improved our delivery of a quality curriculum product to a student-client that can benefit from that product.

Our mission at the Education Centers is to train workers who can make a contribution to the growth of American business and industry. To accomplish this, we begin by offering curriculum driven by the needs of employers. For example, the 1992-93 Occupational Outlook Handbook published by the United States government predicts that the number of jobs in computer programming and most allied health fields will grow nearly 35 percent through the year 2005. Clerical and secretarial opportunities, as well as automotive and aircraft mechanics' jobs, will increase as much as 24 percent. By tracking such national trends and developing strong alliances with key employers in the areas where our schools are located, we are able to modify existing curriculum and introduce new courses of study to address specific market needs. Toward this end, based on employer surveys and focus groups held across the country, we revised both our allied health and electronics curricula, during 1993.

Well-trained, qualified instructors who have relevant occupational experience and strong instructional skills also are key to the Education Centers' ability to attract students and to keep them enrolled throughout the length of their courses. In 1993, we initiated a number of efforts to improve instructor qualifications and the delivery of learning experiences to our students. Those efforts included pilot projects in instructor training focused on providing expanded academic counseling and identifying and responding to different student learning styles. We believe these projects, as well as increased management focus on completion, helped in the material improvement in completion rates experienced in 1993. In addition, placement resources were increased by 24 percent throughout the system. Consequently, placement rates rose substantially.

During 1994, we will continue to work on strategies to expand our business opportunities in non-Title IV areas. We believe Accelerated Adult Learning (joint venture projects with accredited four-year educational institutions), contract training, and the continued development of revenue from government sources, other than the U.S. Department of Education, hold the most promise in the coming year.

ICS LEARNING SYSTEMS -- Our independent study subsidiary had a strong year, with revenues increasing about 12 percent to $101.3 million in 1993, compared to $90.3 million in 1992. Operating income rose nearly 14 percent to $21.4 million in 1993, up from $18.8 million in 1992. These increases in revenues and operating income resulted primarily from an approximate 10 percent increase in student enrollments and the transfer of the Industrial Print division from NETG in early 1993.

                                       7.

                              TO OUR SHAREHOLDERS

The primary factors contributing to increased enrollments were an expanded telesales operation which improved the conversion of inquiries from prospective students into enrollments, several new product introductions, and increased advertising. Our computer related training is ICS' fastest growing product line and has achieved compound annual growth of over 30 percent in revenue and enrollments since 1988.

One of the most exciting developments of the year was the creation of ICS On-Line -- an electronic campus now available on America Online, the fastest growing service of its kind in the United States. Such a user-friendly service gives us the ability to enroll students electronically and to offer real-time instruction. For example, our computer students have the opportunity to participate in on-line sessions which focus on specific aspects of a course that are particularly interesting or challenging for students. They can query their instructor, they can learn from other students, and they can discuss various aspects of their lessons.

As the first independent study school to establish an on-line service, we believe ICS has demonstrated an important commitment to utilizing new and innovative methods to expand its reach into the marketplace. In anticipation of future opportunities to make even greater use of telecommunications and enhance in-house development capabilities, during 1993, we completed a conversion of our entire library of ICS course materials into a digital format. This process has also served as a platform for the completion of several new multimedia CD-ROM products for introduction during the first quarter of 1994.

With the 1993 transfer of the Industrial Print operation from NETG, which we have renamed ICS Learning Systems Business and Industrial Training Division, ICS is in a strong position to pursue business and industrial training opportunities with business and government agencies. As organizations around the country face the growing need to upgrade and broaden the skills of current workers, ICS' independent study programs provide several unique advantages.
For example, students can learn at a time and place convenient for them and their employer; the pace of the learning process can be adapted to the needs of the individual student; examinations can be tailored to measure the proficiencies in areas of specific interest to employers; and progress reports can be generated to enable employers to track a student's advancement. Through renewed marketing and sales efforts, which include an expanded sales force, a streamlined course catalog offering even more courses, and a database marketing system, we expect to increase significantly the customer base for this division in the coming year.

Overall, as technological advances such as personal computers, and eventually the interactive Information SuperHighway, transform the way we all receive and transmit information, we believe ICS will have substantial new opportunities to expand its business beyond today's traditional target markets. Additionally, the emerging global marketplace will provide international opportunities, not only in the markets we primarily serve today but also in regions such as Latin America, Southeast Asia and Eastern Europe. Going forward, we believe expanded domestic and international telesales operations, new product development emphasis on computer courses, and the new Business and Industrial Training operation, place ICS in a strong position to participate fully in the increasingly exciting marketplace of distance learning and independent study.

                                       8.

                              TO OUR SHAREHOLDERS

STECK-VAUGHN PUBLISHING CORPORATION -- Our supplemental educational publishing company, Steck-Vaughn (NASDAQ:STEK), completed an initial public offering of approximately 2.7 million shares in 1993 while also reporting record financial performance. Revenues for 1993 were $53.2 million, compared to revenues of $45.1 million for the prior year. Net income for 1993 was $8.0 million, or $.61 per share, compared to net income of $7.9 million, or $.59 per share (pro forma), for the same period in 1992. Income increased slightly in 1993 over the prior year, as selling and marketing efforts expanded to position the company for growth opportunities in 1994 and beyond. Over a five-year period, sales have grown at a 21 percent compound annual growth rate while earnings have more than doubled.

Throughout 1993, sales in the library and adult education segments performed at anticipated levels while the elementary and secondary segments were somewhat constrained during part of the year by budgetary pressures on schools in certain areas of the country.

We believe that among Steck-Vaughn's greatest strengths as an educational publisher is the broad reach of the Company's supplemental educational materials. Essentially, Steck-Vaughn is the only supplemental publishing company to offer a wide range of quality products that address educational needs from early childhood through adulthood.

Throughout 1993, one of Steck-Vaughn's most important accomplishments was our success in developing 232 new and revised products, including 150 curriculum products and 82 library titles. We believe each of these products is an excellent example of Steck-Vaughn's commitment to develop high quality, reasonably priced products that focus on the changing needs of today's teachers. Whether students are in the primary grades or in non-English speaking adult literacy programs, our goal is to be responsive to educators' needs for materials that work in modern classrooms where skill levels vary and cultural backgrounds are increasingly diverse.

Because supplemental educational materials have shorter product development cycles than hardcover "basal" textbooks, they are less costly to produce. We think this gives our products an important advantage in the dynamic environment of today's classrooms. A leading industry research group, SIMBA, recently confirmed this trend. In 1993, they reported that supplemental educational materials, with estimated sales at $1.1 billion in 1992, was the fastest growing category of sales to the school market for the 1990-92 period.

Another major accomplishment for Steck-Vaughn during 1993 was the successful acquisition of The Magnetic Way(R) product. By giving students the opportunity to manipulate characters and scenes on a magnetic board to create their own stories, this interactive, multidimensional product provides educators a powerful tool for teaching reading, writing, critical thinking, speaking and listening skills. Since the acquisition of Magnetic Way, Steck-Vaughn's product development staff has expanded this exciting product to include a full range of language and content area programs for kindergarten through adult education for both English and non-English speaking students.

We will continue to look for opportunities to grow our business through acquisitions of products like Magnetic Way and the Raintree Publishers library product (acquired in 1991) that support our growth strategies. We also consider acquisitions an excellent means of moving into new complementary education markets and of expanding our technology-based educational materials.

                                       9.

                              TO OUR SHAREHOLDERS

Even though we believe that print will remain a primary means of instruction in most classrooms in the near future, we recognize that computers hold significant potential as a teaching tool. As a result, we have complemented several of our existing products with software programs that can be used independently or in conjunction with the print series of that same product. In 1993, Steck-Vaughn committed to the latest technology by developing a CD-ROM component for our World of Dinosaurs series for introduction in early 1994. Unlike other educational CD-ROM products, World of Dinosaurs is more than an electronic book. It is a complete reading program built on well-established reading instruction principles, including pre- and post-reading activities. Aimed at children 6 to 10 years old, this innovative product features animated dinosaurs, video clips, dramatic graphics and full audio to bring the printed word -- and extinct animals -- to life.

In the fourth quarter of 1993, we completed another major accomplishment -- the expansion and realignment of the Steck-Vaughn sales force into two segments. One group will concentrate on the elementary, and junior high schools and school libraries, and the other group will focus on the high school and adult education markets. This reorganization, of what was previously a smaller group calling on all Steck-Vaughn markets and selling all products, will allow the two groups to focus their expertise, time and energy in a more productive way. As a result, we expect to increase Steck-Vaughn's market penetration and market share.
                                 ------------

As National Education Corporation looks to the future, we continue to see growing demand for our products and services. We have made significant investments and implemented considerable changes to turn around the operations at both NETG and the Education Centers. Additionally, our investments in ICS and Steck-Vaughn have produced continued record financial performance. We believe that the management strategies we have undertaken exemplify our resolve to return NEC to profitability and our commitment to maximize shareholders' value.

                              Sincerely,

               DAVID C. JONES           JEROME W. CWIERTNIA
               David C. Jones           Jerome W. Cwiertnia
        Chairman of the Board           President and Chief Executive Officer

                      [PHOTO]           [PHOTO]

                                      10.

                              ICS LEARNING SYSTEMS

For more than a century, ICS Learning Systems has provided long distance education and training to students of all ages and backgrounds. Since 1890, more than 10 million students have enrolled in ICS courses throughout the world: Accounting, Computers, Engineering, Wildlife/Forestry and hundreds of other titles. Some ICS students seek to complete degree programs while training for a new career. Others enhance a current career by taking one or two courses. Still others take a course for fun and leisure. But all have one thing in common: the learning takes place at the convenience of the student.

When Mr. Henry Campos came to the United States from the Philippines in 1985, he took a job as an insurance claims adjuster with Aetna Life & Casualty Co. at their Seattle branch office. Soon thereafter, he developed an interest in computers. But going to school was not an option -- not enough time, not enough money, not enough energy.

Henry vividly recalled an electronics course his father took through ICS some 35 years ago in the Philippines. That course launched his father's career as manager of a large radio station. So Henry signed up to take a series of ICS computer programming courses. "The lessons were very clear, very self-explanatory," he says. "It jump-started me into the world of computers."

Since he completed the courses, Aetna has moved him to the home office in Connecticut and promoted him five times. His current title is "Business Analyst/Software Developer," and his duties include programming of personal and mainframe computers. "The computer programming world has changed tremendously over the past four years," says Henry. "But with the ICS course as a solid foundation, I can read any new computer language developed for either the IBM or Apple."
                                 ------------

Mr. Jergen Vind began his career in the construction industry during the Depression. He wanted to study architecture but couldn't afford to go to nearby U.C. Berkeley. One day, he saw a trade magazine advertisement describing ICS. He signed up for a four-year course and has used the architectural knowledge ever since. "I used the architectural background for 40 years in the construction business," he says. During World War II, his architectural knowledge helped him get a job in the engineering department with the U.S. Navy in San Diego. Afterwards, the Navy sent him to Berkeley to study structural engineering. "Without ICS, I would not have had all of these opportunities," Jergen says.

In 1982, he retired from the construction business and moved to Reno, Nevada. One evening, he saw a television advertisement for ICS. The course of study this time: Civil Engineering. "I thought about going to the University of Nevada, Reno, but I couldn't see tying myself up like that every day," says Jergen, now 77. How's the course going? "It's difficult but very thorough."

                                      11.

                              ICS LEARNING SYSTEMS





        [An original color illustration of an adult learner working on a computer at home with educational materials received through the mail.]

                                      12.

                           NATIONAL EDUCATION CENTERS

Never before has there been such rapid change in the work force. Entire industries come and go in just a few years' time. At NEC's Education Centers, our goal is to help people learn new skills for the U.S. economy of the 1990s and beyond. With 33 schools in 16 states, we provide job-oriented training in high-growth and high-technology areas of business and industry. Our programs include post-secondary training in such diverse fields as medical and dental assisting, electronics, personal computers, automotive repair, aviation, and broadcasting. The courses are offered on a flexible schedule so that students can keep working if they need to do so. Success depends on commitment and hard work, but in the end the effort pays off, as it did for the NEC student profiled here.

Mr. Ted Keys was working in the construction industry in San Bernardino, California, when he came to the conclusion that his future opportunities were limited. Working three months straight was great, but then he would go three months without work. Also, he wasn't a kid anymore, and his muscles were getting increasingly sore with each new job.

A few years ago, he saw a television advertisement for National Education Centers' training in electronics. He had often considered going back to college, but his work schedule was too inflexible, and the courses never seemed to be offered at the time he was interested in enrolling. So he called NEC's toll-free number. Within weeks, he received brochures, a tour of the school, and an invitation to get started.

That's not to say that the program he chose was easy. The 22-month night program covered semiconductors, computers, digital electronics, programming -- plus resume' writing and job interview skills. "Ted worked all day, was a student at night, had perfect attendance and a 3.93 grade point average," recalls Winefred Johnson, NEC's placement director in San Bernardino.

Ted epitomized one of the most important attributes of successful students: "A determination to better themselves," says Johnson, who placed 600 graduates in 1993 and is shooting for 800 graduates in 1994.

These days, Ted works for American Greetings Corp., the greeting card company based in Cleveland, Ohio. American Greetings has installed thousands of "Create-A-Card" computers in the greeting card sections of retail stores throughout the U.S. The machines allow a customer to create his or her own greeting card, if none of the traditionally printed cards are to their liking.

At NEC, Ted took courses on computer repair. "I install the units, do upkeep on them, train store personnel on how to operate the machines, and do minor repairs," he says.

The days can be long. Recently, Ted worked from 7:30 a.m. to 8:30 p.m., but the work is steady, the pay is good, and the company offers upward mobility.
"I can see becoming a regional manager. Or, if something opens up at corporate headquarters, I would move there." How has NEC helped Ted? "Now I've got something that's solid and steady," he says. "I really feel that without them, a job like this would only be a dream."

                                      13.

                           NATIONAL EDUCATION CENTERS





           [An original color illustration of the lobby area of an Education Center with students reviewing information on a bulletin board related to courses in business, medical services, automotive, aviation, broadcasting and electronics.]

                                      14.

                      STECK-VAUGHN PUBLISHING CORPORATION

A growing diversity in the classroom, the increasing cost of the traditional textbook, the continuing challenges in adult literacy-- these are among the reasons why Steck-Vaughn has flourished over the past several years. With a broad range of quality products that address educational needs from early childhood through adulthood, Steck-Vaughn is one of the nation's largest publishers of softcover curriculum-based books, library and reference materials, as well as other instructional materials.

Flip through any one of Steck-Vaughn's 1994 catalogues and you'll find titles as varied as World of Dinosaurs (CD-ROM format), Big Books of Poetry, Early Math, Critical Thinking, Reading For Today, Stories of America, World Myths, Vocabulary Connections and literally hundreds of other titles for students in kindergarten through high school, as well as for adults.

"Today, we have to provide for a wide variety of abilities and interests in the classroom," says Maxine LaRaus, a teacher in Spring Valley, New York, who has been using Steck-Vaughn materials for more than 15 years. What does she like about Steck-Vaughn? The variety of offerings-- workbooks under $10, responsive customer service and a market-driven focus. "My sales rep is fantastic," says LaRaus. "First of all, she's very knowledgeable. Secondly, she's always available. Thirdly, she seems to be very interested in what I do. And I like that." Ms. LaRaus coordinates the English as a Second Language (ESL) program for her school. "In the 6th grade, I've used Geography & You and America's Story because the content is strong yet the sentences are a little bit easier," she says. "Teachers like these books because they create access. We have lots of children who wouldn't be getting this information if they had to read a traditional textbook."

Indeed, America's classrooms are characterized not only by students with diverse academic skill levels but also diverse cultural heritages.
Steck-Vaughn has taken a keen interest in this dynamic marketplace and has developed products accordingly. One of the African-American authors Steck-Vaughn works with is Dr. Evangeline Nicholas, who writes educational materials for children based on her life experiences, the children she knows and the things that have happened to them. "At one school in Chicago where I taught early in my career," Dr. Nicholas says, "we had children from about 30 or 40 different ethnic groups who spoke 100 or so different dialects and languages. I began making up stories on the spot about youngsters who were in the room instead of reading about someone in a book with whom they were not familiar. So I became a storyteller out of the need to identify with the children in my classroom," Nicholas says. In 1993, Steck-Vaughn published a series entitled "In Vann's Classroom" written by Dr. Nicholas to teach children reading and writing skills.

Steck-Vaughn also offers a comprehensive group of products for the adult learner from literacy through GED test preparation. "We use Steck-Vaughn math products and Vocabulary Connections," says Jim Faust, supervisor of adult education in Tangipahoa Parrish, Louisiana. "Their materials are very easy to use and allow students to develop and practice basic skills in the context of real-life situations."

                                      15.

                      STECK-VAUGHN PUBLISHING CORPORATION





          [An original color illustration of a young student with a teacher sitting on top of a pile of softcover books for such curriculum areas as Mathematics, English, and Writing.]

                                      16.

                       NATIONAL EDUCATION TRAINING GROUP

The mission of NETG is to train and develop people to upgrade their skills and to use technology in a powerful, cost-effective way. With over 1,200 courses, and 10,000 hours of stimulating instruction, NETG offers the right subjects for the 1990s: client/server and desktop computing, networking, application development -- as well as courses in manufacturing and human resources.
Another key: we deliver training products in a variety of media -- video, personal computers, workstations, CD-ROM -- as well as more traditional formats.

At Mercury Marine Company, a marine engine manufacturer based in Fond du Lac, Wisconsin, we helped more than 700 people upgrade their skills in computing, management and leadership skills. "NETG offered us an open-ended contract by which we had access to hundreds of training programs for our personal development center," says Joseph Slezak, the company's director of training. "That capability allowed us to instantly gear up to offer hundreds of employees access to training programs," Slezak says.

At a large state health insurer, the manager of corporate learning centers had the task of disseminating skills training to nearly 7,000 employees. So he called NETG to design a learning center at corporate headquarters and two other locations to upgrade PC literacy skills, for such software programs as Lotus 1-2-3(R) and WordPerfect(R), as well as basic skills in reading, mathematics and writing, and interpersonal skills training for supervisors and managers. The results: "We've seen measurable improvements in our employees' ability levels in each of the skills areas where training has been made available," he says. "NETG was extremely responsive to our needs. I have found them to be probably the most cooperative vendor that I have ever worked with."

Here are a few other ways we have helped corporate America retrain:

- -- At Halliburton Energy Services, a Halliburton Company organization and one of the world's largest suppliers of energy products and services, the internal training department needed a cost-effective alternative to instructor-led training. NETG's self-paced courseware provided PC skills training in an interactive learning environment.

- -- Marine Midland Bank asked NETG to develop courses in personal computing, network technology, voice and data communications and effective writing. Employees check training materials in and out as often as they require. As a result, the bank was able to not only reinforce its employee training programs but also reduce training expenses.

- -- U.S. Steel recently opened a new NETG Multimedia Learning Center in its Fairfield, Alabama plant. The learning center is open around the clock, an ideal arrangement to train employees who work evening and graveyard shifts and can't commit to a traditional classroom schedule. Employees can choose courses in computer skills, as well as electrical, mechanical and hydraulic maintenance.

                                      17.

                       NATIONAL EDUCATION TRAINING GROUP





         [An original color illustration of a corporate training center with employees working with computer and video-based training materials.]

                                      18.

                National Education Corporation and Subsidiaries

                         FIVE YEAR FINANCIAL HIGHLIGHTS

(amounts in thousands, except per share amounts)          1993             1992         1991         1990          1989
- ------------------------------------------------        --------         --------     --------     --------      --------
NET REVENUES                                            $355,885         $375,041     $385,424     $371,394      $400,828
  Income (loss) before amortization of acquired
    intangible assets, unusual items, nonoperating
    items and income taxes (benefit)                    $ (3,284)        $ 15,765     $ 26,437     $  6,596      $  5,814
      Amortization of acquired intangible assets           4,775            6,206        6,570        6,896         6,986
      Unusual items, net*                                 32,858            3,690            -         (154)       27,356
      Other nonoperating expenses, net                     3,071            4,742        8,844        9,476         9,149
      Gain on Steck-Vaughn Publishing
        Corporation public stock offering                (21,260)               -            -            -             -
      Income taxes (benefit)                             (13,713)             612        5,664        5,317        (8,336)
      Minority interest                                      604                -            -            -             -
                                                        --------          -------     --------    ---------      --------
NET INCOME (LOSS)                                       $ (9,619)         $   515     $  5,359    $ (14,939)     $(29,341)
                                                        ========          =======     ========    =========      ========
PER SHARE DATA
  Primary earnings (loss) per share                     $   (.32)         $   .02     $    .18    $    (.50)     $   (.99)
                                                        ========          =======     ========    =========      ========
  Fully diluted earnings (loss) per share               $   (.32)         $   .02     $    .18    $    (.50)     $   (.99)
                                                        ========          =======     ========    =========      ========
  Weighted average number of shares outstanding:
    Primary                                               29,855           30,296       30,116       29,643        29,724
    Fully diluted                                         37,155           37,596       36,818       31,943        32,024

SELECTED FINANCIAL INFORMATION
  Cash and marketable securities                        $ 54,846         $ 59,464     $ 23,250     $ 33,115      $ 20,153
  Total assets                                           323,891          333,911      330,642      378,294       407,507
  Capital expenditures                                    15,885           11,877        6,527        7,475        18,360
  Total debt                                              80,657           82,128       80,839      127,771       135,785
  Stockholders' equity                                   135,631          151,282      152,808      147,081       157,909
  Return on average equity                                  (6.7)%             .3%         3.6%        (9.8)%       (17.1)%
  Total debt-equity ratio                                   .6-1             .5-1         .5-1         .9-1          .9-1
                                                        ========          =======     ========    =========      ========

* See Notes to the Consolidated Financial Statements for discussion of the 1993 and 1992 unusual items.

   In 1990, the Company reached an agreement with its former chairman and chief executive officer to settle damages under his employment agreement and all other claims asserted by him arising out of the termination of his employment. Accordingly, the Company settled in an amount of $5,346,000 which has been reflected as an unusual charge in its 1990 operating results. Also in 1990, the Company received from its insurance underwriter an amount of $5,500,000 to settle its contribution to class action settlement costs of $11,850,000 recorded in 1989 for class action lawsuits against the Company and certain present and former officers and directors. This amount was recorded as an unusual gain in the 1990 operating results.

   In 1989, the Company recorded unusual charges of $27,356,000 ($17,871,000 after tax or $.60 per fully diluted share). Unusual items in the amount of $11,850,000 reflect the settlement costs of the class action lawsuits against the Company and certain present and former officers and directors. The unusual items also reflect restructuring, consolidation and other expenses of $11,506,000 which include, but are not limited to, severance payments to individuals, the closing and relocation of facilities and the write-down of certain acquired intangible assets, and a $4,000,000 charge resulting from issued credits arising from the reconciliation of customer accounts following the conversion to a new management information system at NETG during 1989.

                                      19.

                National Education Corporation and Subsidiaries

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

1993 COMPARED TO 1992
Revenues of $355,885,000 for the year ended December 31, 1993 were $19,156,000 or 5.1% lower than revenues of $375,041,000 in the prior year. Net loss of $9,619,000 or $.32 loss per share compared to net income of $515,000 or $.02 per share in 1992. The decrease in revenue primarily results from the closure of one school during the first quarter of 1993 and 14 schools during the third quarter of 1993 at the Education Centers and reduced revenues at NETG. These revenue declines were partially offset by increased revenues at ICS and Steck-Vaughn. The loss during the year was primarily due to the net revenue reductions and unusual charges totaling $32,858,000 ($22,921,000 after tax or $.77 loss per share) recorded at the Education Centers and NETG. The Education Centers recorded unusual charges of $23,626,000 resulting from a restructuring charge for the write-down of certain assets and the estimated costs of closing 14 schools announced in the third quarter of 1993. Unusual charges of $9,232,000 at NETG resulted from the write-down of certain acquired intangible assets. Partially offsetting these unusual charges was a gain of $21,260,000 resulting from an initial public offering of 2,668,000 shares of Steck-Vaughn Publishing Corporation common stock. The public offering reduced the Company's ownership of Steck-Vaughn from 100% to 81.7%.

ICS Learning Systems revenues of $101,319,000 increased $11,027,000 or 12.2% from revenues of $90,292,000 in 1992. Operating income of $21,368,000 increased $2,588,000 or 13.8% from operating income of $18,780,000 in the prior year. The revenue and operating income increases at ICS primarily resulted from a 10.1% increase in enrollments, the transfer of the Industrial Print division from NETG to ICS as of January 1, 1993 and a higher student population carry-in at the beginning of the year in comparison to the prior year. The enrollment increase at ICS was primarily due to continued improvement in converting leads to enrollments resulting from telesales and other telemarketing efforts in the domestic operations and certain international locations. The acquisition of the Industrial Print operation has enhanced ICS' ability to effectively penetrate the business and corporate industrial marketplaces. Partially offsetting the revenue and operating increases was the impact of lower average exchange rates at the international locations, particularly in the United Kingdom. Selling and promotional costs decreased as a percentage of revenues in the domestic operations while they were partially offset by increases in the international operations. The decrease in the domestic operations was primarily due to the efficiencies associated with telesales and other telemarketing efforts, and proportionately lower costs associated with Industrial Print. Higher selling and promotional costs as a percentage of revenue were experienced at the international operations as a result of increased marketing efforts designed to continue stimulating enrollment growth.

Steck-Vaughn Publishing Corporation revenues of $53,156,000 were $8,032,000 or 17.8% higher than revenues of $45,124,000 in the prior year. Operating income of $13,566,000 increased $1,010,000 or 8.0% as compared to operating income of $12,556,000 in 1992. The revenue and operating income increases at Steck-Vaughn were primarily due to the successful marketing of new and revised products introduced during the past several years by the expanded sales and marketing organization and new product acquisitions during the year. Steck-Vaughn's commitment to the development of new and revised products has positioned them for strong growth in the supplemental educational marketplace. By continuing to expand its product offerings, Steck-Vaughn expects to continue to capitalize on the increasing demand for supplemental educational, library and adult education products despite severe budgetary pressure on schools located in certain geographic areas of the country. The sales and marketing organization was significantly expanded during 1992 which facilitated the growth experienced during 1993, however; the full impact of this expansion increased costs during 1993 resulting in higher selling and marketing expense as a percentage of revenue. Due to the rapidly expanding product offerings, Steck-Vaughn reorganized its sales force effective January 2, 1994. During 1993, each salesperson was responsible for the whole product range which included elementary, high school, library and adult education markets. Beginning in 1994, the sales force will be segmented into two groups. One group will focus on the elementary and library markets while the other group will focus on the high school and adult education marketplaces.

Education Centers revenues of $133,151,000 decreased $23,892,000 or 15.2% from revenues of $157,043,000 in the prior year. Operating losses before unusual items of $5,511,000 compared to operating income before unusual items of $10,835,000 in 1992. During the third quarter of

                                      20.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

1993, the Education Centers restructured its operations and ceased new student enrollments at 14 of its school locations, while allowing existing students to complete their educational programs at these schools. As a result, the Education Centers recorded an unusual charge of $23,626,000 which included a write-down of assets and estimated costs of closing 14 schools. The school closures were due primarily to an increasing number of lenders and guarantors declining to serve students of vocational schools with higher default rates.
As a result, many potential Education Centers' students have been unable to enroll due to the lack of funding, especially in the longer term, higher priced courses such as the electronics program. Since the date of the announcement to close these schools, the related revenues and operating results have been recorded to accrued restructuring expense. Additionally, revenues decreased due to more restrictive admission standards established by Education Centers for new enrollments at the remaining schools which resulted in fewer starts for the year. Due to lower revenues and the high level of fixed costs necessary to operate post-secondary career schools such as these, course materials and service costs and selling and promotional costs have increased as a percentage of revenues. Provision for doubtful accounts decreased during the year primarily due to the reduced revenues and favorable collection trends. General and administrative costs increased during the year as a result of increased training and ongoing quality and productivity initiatives at the Education Centers.

NETG revenues of $68,259,000 decreased $14,323,000 or 17.3% from revenues of $82,582,000 in the prior year. Operating losses before unusual items of $25,950,000 increased $4,096,000 from losses of $21,854,000 in the prior year. During the third quarter of 1993, NETG recorded an unusual charge of $9,232,000 which resulted from the write-down of certain acquired intangible assets. The decrease in revenue and increased operating loss at NETG primarily resulted from lower contract backlog at the beginning of the year and the transfer of the Industrial Print operation to ICS effective January 1, 1993. New orders and contracts increased 39.5% during the later half of the year resulting in an 11.2% increase for the year. Product development expenses increased $3,028,000 or 28.6% during the year as NETG continued to develop new training products in the areas of client/server computing, business process reengineering, end user desktop computing, and personal and professional development. As a result of the decreased revenue and increased product development expense, course materials and service costs increased significantly as a percentage of revenue. Despite lower selling and promotion expenses, these expenses increased as a percentage of revenue during 1993 primarily as a result of the significant revenue decline. During December 1993, NETG sold certain assets and liabilities of NETG-Canada to SHL Systemhouse, Inc. at approximately book value. The sales agreement also provides for certain future royalties on the sale of NETG products in Canada. The net assets and operating results of NETG Canada are not material to the operations of NETG.

General corporate expenses of $11,532,000 increased $774,000 or 7.2% from expenses of $10,758,000 in the prior year. The increase in corporate expenses primarily resulted from initial investments in the reengineering of certain company-wide finance processes and information systems.

Operating results of ICS and NETG foreign operations by geographic region experienced similar changes in revenues and income as previously discussed. Foreign currency losses of $243,000 were recorded during 1993 compared to losses of $2,570,000 in 1992. The prior year currency losses primarily resulted from the significant exchange rate decline of the British pound sterling and its effect on the U.S. dollar denominated current intercompany balance at NETG-U.K. payable to the U.S. operations.

1992 COMPARED TO 1991

Revenues of $375,041,000 for the year ended December 31, 1992 were $10,383,000 or 2.7% lower than revenues of $385,424,000 in the prior year. Net income for 1992 of $515,000 or $.02 per share compared to net income of $5,359,000 or $.18 per share in the prior year. The decrease in revenue is due to reduced revenues at NETG which were offset by increased revenues at Education Centers, ICS and Steck-Vaughn. The reduction in income before income taxes is principally caused by decreased revenues at NETG and unusual charges of $3,690,000 ($2,251,000 after tax or $.07 per share) at NETG and Education Centers. The unusual charges, recorded during the fourth quarter of 1992, represent severance payments to individuals and lease termination charges which include the write-down of fixed assets and leasehold improvements. Partially offsetting the reductions to income is favorable loss experience in the areas of group medical, general insurance and workers' compensation which resulted from loss control programs implemented during prior years.

ICS revenues of $90,292,000 increased $8,221,000 or 10.0% from $82,071,000 in
1991. Operating income of $18,780,000 increased $2,732,000 or 17.0% from operating income of $16,048,000 in the prior year. Revenue and operating income at ICS increased during the year due to increases in the active student population and new product introductions during 1992. The higher active student population at ICS primarily resulted from increased enrollments

                                      21.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

at the international locations due to new selling methods which enroll students over the telephone. Continued cost control throughout ICS reduced course materials and service costs as a percentage of revenue.

Steck-Vaughn revenues of $45,124,000 were $7,080,000 or 18.6% higher than revenues of $38,044,000 in 1991. Operating income of $12,556,000 increased $3,906,000 or 45.2% from operating income of $8,650,000 in the prior year. Revenue and operating income at Steck-Vaughn grew significantly during the year primarily due to new product introductions and expanded sales and marketing efforts. New and revised products introduced during the last three years have increased sales in Steck-Vaughn's markets. Additionally, reductions in school budgets have better positioned Steck-Vaughn's lower priced supplemental textbooks. Increased library sales have resulted from new and revised products introduced during the last year. As a result of the growth experienced over the past three years, Steck-Vaughn sold its warehouse during the year at a gain and purchased a larger warehouse which will better accommodate current and future operating requirements. Operating margins improved 6.3% due to lower incremental costs required to service revenue growth and reduced selling and marketing costs as a percentage of revenues.

Education Centers revenues of $157,043,000 increased $4,503,000 or 3.0% from $152,540,000 in 1991. Operating income before unusual items of $10,835,000 increased $1,411,000 or 15.0% from operating income of $9,424,000 in the prior year. The increases in revenue and operating income were primarily due to higher average tuition rates resulting from price increases during the year which were partially offset by a slightly lower active earning student population. Operating income improved due to favorable loss experience in the areas of group medical, general insurance and workers' compensation. Selling and promotional costs as a percentage of revenue declined due to improved advertising and selling efficiencies in attracting new students. In an effort to lower the default rate of certain schools with higher default rate profiles, Education Centers initiated a policy at 23 schools which allows students of these schools to attend the initial 30 days of class free of charge and obligation. Upon completion of the initial 30 days of class, eligible students can then obtain guaranteed student loans. This measure, in conjunction with other default rate improvement measures initiated in 1992 and prior years, is expected to lower student attrition rates, improve job placement for graduates, and reduce default rates.

NETG revenues of $82,582,000 decreased $30,187,000 or 26.8% from $112,769,000 in 1991. Losses before unusual items of $21,854,000 compared to losses of $1,760,000 in the prior year. The revenue decline was partially due to the economic conditions that have significantly affected the large corporate customer base of NETG. Further impacting NETG's core markets are reductions in the mainframe computer training marketplace due to downsizing and changes in information systems architecture. Despite continued cost control throughout the organization, the significant shortfall in new contracts and related revenues resulted in increased losses for the period.

Corporate expenses of $10,758,000 were $1,737,000 or 13.9% lower than expenses of $12,495,000 in the prior year. The reductions are primarily due to favorable loss experience in the areas of group medical, general insurance and workers' compensation. Additionally, continued cost control favorably impacted operating results.

Interest expense decreased $5,062,000 during the year primarily due to the repayment and termination of the Company's outstanding bank loans in December 1991.

Operating results of ICS and NETG foreign operations by geographic region experienced similar changes in revenues and income as discussed above. Foreign currency exchange losses of $2,570,000 were recorded during the year compared to losses of $1,005,000 in the prior year. Current and prior year currency losses were primarily due to the significant exchange rate decline of the British pound sterling on NETG-U.K.'s U.S. dollar denominated current intercompany balance payable to the U.S. operations.

In 1992, the Company adopted, effective January 1, 1992, Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes). The adoption of FAS 109 did not have a material effect on the Company's results of operations. Under the provisions of FAS 109, the Company recognized a deferred tax asset at December 31, 1992 of $32,083,000, net of a valuation allowance of $11,025,000. Management believes that the deferred tax asset will be realized through future reversals of existing taxable temporary differences and future taxable income of approximately $7,000,000. Such levels of future taxable income are consistent with existing levels of pretax earnings for financial reporting purposes.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary sources of liquidity are cash, marketable securities and cash provided from operations, which includes funding for Education Centers' students under government financial aid programs partially provided through lending institutions. At December 31, 1993, the Company had $54,846,000 in cash and marketable securities, of which $16,127,000 was held in the account of Steck-Vaughn. On

                                      22.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

December 22, 1993, the Company entered into a revolving bank credit agreement in the amount of $10,000,000 which matures on December 21, 1994. The credit agreement will provide borrowings at prime plus .5 percent or, at the Company's option, at LIBOR plus 1.5 percent. Under the terms of the credit agreement, the cash and marketable securities maintained by Steck-Vaughn shall be available for borrowing to the Company in an amount up to $10,000,000.

During the third quarter, Steck-Vaughn Publishing Corporation completed an initial public offering for 2,668,000 shares of its common stock at $12.00 per share. The initial public offering represented 18.3% of the stock of the Company's Steck-Vaughn subsidiary. The offering resulted in net proceeds of $29,775,000 of which approximately $20,000,000 was remitted to the Company as payment for a previously declared dividend. The net proceeds were reduced by expenses of $1,074,000 which were incurred in connection with the initial public offering.

Cash outflows before financing activities for 1993 of $33,539,000 was $62,763,000 lower than the prior year due primarily to lower operating results of the Company which includes the teachout of 15 Education Centers' schools, and increases in working capital from (1) reduced prepaid cash at NETG and Education Centers resulting from decreased levels of new contracts and students, (2) income taxes paid despite income tax benefits recorded in 1993,
(3) increases in other current assets, and (4) higher advertising spending primarily at ICS.

In addition, changes in net cash flow for 1993 as compared to 1992 were further impacted by increased net capital expenditures of $5,594,000, the acquisition of The Magnetic Way(R) product line from Creative Edge, Inc. in the amount of $5,417,000, and additional purchases of the Company's common stock for treasury of $4,515,000.

The Company expects that cash, marketable securities, the revolving bank credit agreement and cash provided from operations, which includes to a certain extent, the continued funding of Education Centers' students under government student financial aid programs, will be sufficient to provide for planned working capital requirements, debt service and capital expenditures for the foreseeable future. During the third quarter, the Company initiated a program to provide internal financing to Education Centers' students as student loan access to government student financial aid programs continues to become more restrictive due to an increasing number of lenders and guarantors declining to serve vocational schools with shorter-term programs and/or high default rates. As a result of the internal financing program, working capital usage at the remaining Education Centers is anticipated to increase as this program is modestly expanded to selected schools in future years.

During 1993, the Company's Education Centers subsidiary restructured its operations and ceased new student enrollment at 15 of its 48 school locations, while allowing existing students to complete their educational programs at these schools. For the year ended December 31, 1992, the revenues of the 15 schools represented approximately 10.6 percent of National Education Corporation's 1992 consolidated revenues. As a result of students experiencing increasing difficulty in obtaining access to federally guaranteed student loan funding, the Company believes that continuing to operate these 15 schools would have resulted in significant operating losses in future years, due primarily to a lack of federally guaranteed student loan funding. The Company believes that the Education Centers' restructuring, which includes the closing of 15 of its schools, will not have a material adverse effect upon the financial condition of the Company.

Fiscal year 1991 cohort default rates were published in August 1993 by the U.S. Department of Education. The Higher Education Act, which was reauthorized and signed in 1992, reduced the cohort default rate threshold percentage for institutional eligibility to participate in Federal Family Education Loan Program (FFELP), formerly the Guaranteed Student Loan Programs, from 35 percent to 30 percent for three consecutive fiscal years ended September 30, 1991 and from 30 to 25 percent for the three consecutive fiscal years ended 1992.

Based on the 1991 fiscal year default rate information for the Education Centers' remaining 33 schools, three schools currently have single year default rates in excess of 40 percent. These three schools can continue to participate in all federal student aid programs, including Federal Pell Grants, unless the government acts to limit, suspend or terminate their financial aid eligibility. One school currently has cohort default rates for three consecutive fiscal years ended 1991 in excess of 30 percent. This school is currently appealing the default rate calculations by the government and has temporarily maintained eligibility to participate in FFELP. In the event that this school is not successful in appealing the default rate calculations by the government, this school may continue to participate in the Federal Pell Grant program. In addition to the above schools, 14 schools currently have cohort default rates for two consecutive fiscal years ended 1991 in excess of 25 percent. These 14 schools may no longer be eligible to participate in FFELP if the 1992 cohort default rates expected to be published in the third quarter of 1994 are 25 percent or higher. In the past, the Company has successfully appealed the cohort default rate calculations

                                      23.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

by the government which has resulted in several percentage point decreases in cohort default rates for certain schools. The Company's 33 schools will continue to have opportunities to review and, if appropriate, appeal the cohort default rate calculations recently published by the government.

The following table, representing the most recent data published by the government, contains information regarding the 1991 cohort default rates of the Education Centers' 33 schools.

School Default Rates:
- ---------------------
50 percent and higher                                   0
Between 40 percent and 50 percent                       3
Between 30 percent and 40 percent                      10
Between 25 percent and 30 percent                      10
Less than 25 percent                                   10
                                                       --
   Total Schools                                       33
                                                       ==

The overall fiscal year 1991 and 1990 cohort default rates for the Education Centers' remaining 33 schools are 27.7 percent and 27.3 percent, respectively.

For the year ended December 31, 1993, the revenues and operating income before Education Centers headquarters expense allocation for the three schools with single year default rates in excess of 40 percent are $8,250,000 and $1,546,000 respectively. For the year ended December 31, 1993, the revenue and operating income before allocation for the one school with default rates for the three consecutive fiscal years ending 1991 of 30 percent or more is $4,305,000 and $677,000, respectively.

The Education Centers have continued to introduce significant measures during the past several years to reduce default rates at their schools. The Company believes that these default rate reduction efforts should have a positive impact on 1992 fiscal year default rates. However, because of the significant complexity in projecting future cohort default rates, the Company is unable at this time to quantify what impact the default rate reduction efforts will have on 1992 fiscal year cohort default rates.

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109). FAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities. As of December 31, 1993, the Company had a gross deferred tax asset of $60,250,000 (see Notes to Consolidated Financial Statements). A significant portion of the deferred tax asset is comprised of U.S. Federal and international net operating loss carryforwards. At December 31, 1993, the Company had available federal consolidated net operating loss carryforwards of $41,415,000 (exclusive of certain "SRLY" losses) expiring in years 2004 through 2008. In addition, the Company had federal SRLY loss carryforwards totaling $16,450,000 ($5,593,000 deferred tax asset) expiring in years 1998 through 2007 that may only be used to offset income generated by the particular entity that generated the loss.

FAS 109 requires that the Company record a valuation allowance when it is "more likely than not that some portion of the deferred tax asset will not be realized." The Company has recorded a valuation allowance of $9,941,000, including full allowance against the SRLY loss carryforwards.

The ultimate realization of deferred tax assets, net of the valuation allowance, of $50,309,000 depends on the Company's ability to generate sufficient taxable income in the future. A portion of this asset will be realized through the reversal of taxable temporary differences totaling $30,382,000, reflected as deferred tax liabilities in the financial statements. Furthermore, as a result of the significant investments in management infrastructure, product development, marketing, and sales during 1993 at NETG, this operation recorded an increase of approximately 40 percent in new orders and contracts for the six months ended December 1993. This early indication of a sales trend reversal coupled with opportunities to further reduce costs at NETG during 1994, and the continuing record financial performances at ICS and Steck-Vaughn, together with the reversal of taxable temporary differences provides the basis for management's conclusion that it is more likely than not that the Company will generate sufficient taxable income to realize its deferred tax asset.

The effect of inflation had little impact on the Company in 1993.

                                      24.

                National Education Corporation and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      Year Ended December 31,
                                                                               ------------------------------------
(amounts in thousands, except per share amounts)                                   1993          1992          1991
                                                                               --------      --------      --------
TUITION AND CONTRACT REVENUES                                                  $302,729      $329,917      $347,380
PUBLISHING REVENUES                                                              53,156        45,124        38,044
                                                                               --------      --------      --------
NET REVENUES                                                                    355,885       375,041       385,424
Costs and Expenses
   Tuition and contract course materials and service costs                      154,267       158,902       159,654
   Publishing costs and materials                                                19,511        16,697        14,829
   Selling and promotion                                                        130,429       127,556       129,563
   General and administrative                                                    50,298        50,234        48,401
   Provision for doubtful accounts                                                4,664         5,887         6,540
   Amortization of acquired intangible assets                                     4,775         6,206         6,570
   Interest expense                                                               5,786         5,972        11,034
   Investment income                                                             (2,577)       (2,546)       (3,195)
   Other (income) and expense                                                      (138)        1,316         1,005
   Unusual items                                                                 32,858         3,690             -
   Gain on Steck-Vaughn Publishing Corporation public stock offering            (21,260)            -             -
                                                                               --------      --------      --------
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT) AND MINORITY INTEREST               (22,728)        1,127        11,023
   Income taxes (benefit)                                                       (13,713)          612         5,664
                                                                               --------      --------      --------
INCOME (LOSS) BEFORE MINORITY INTEREST                                           (9,015)          515         5,359
   Minority interest in consolidated subsidiary                                     604             -             -
                                                                               --------      --------      --------
NET INCOME (LOSS)                                                              $ (9,619)     $    515      $  5,359
                                                                               ========      ========      ========
PRIMARY EARNINGS (LOSS) PER SHARE                                              $   (.32)     $    .02      $    .18
                                                                               ========      ========      ========
FULLY DILUTED EARNINGS (LOSS) PER SHARE                                        $   (.32)     $    .02      $    .18
                                                                               ========      ========      ========
Weighted Average Number of Shares Outstanding:
   Primary                                                                       29,855        30,296        30,116
   Fully diluted                                                                 37,155        37,596        36,818
                                                                               ========      ========      ========




                See Notes to Consolidated Financial Statements.

                                      25.

                National Education Corporation and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                                                                                                  December 31,
                                                                                              --------------------
(dollars in thousands)                                                                          1993         1992
- ----------------------                                                                        -------      -------
ASSETS
CURRENT ASSETS
  Cash, including time deposits of $32,855 and $46,252                                       $ 38,546      $ 48,469
  Marketable securities, market value of $17,964 and $12,180                                   16,300        10,995
  Receivables, net of allowance of $10,437 and $10,119                                         54,012        60,623
  Inventories and supplies                                                                     25,594        25,959
  Prepaid and deferred marketing expenses                                                      37,187        36,064
  Other current assets                                                                         19,038        14,092
                                                                                             --------      --------
    Total current assets                                                                      190,677       196,202
Contracts Receivable                                                                            2,212         9,693
Land, Buildings and Equipment, net                                                             46,056        44,230
Acquired Intangible Assets, net                                                                48,497        61,394
Deferred Income Taxes                                                                          25,793        10,460
Other Assets                                                                                   10,656        11,932
                                                                                             --------      --------
                                                                                             $323,891      $333,911
                                                                                             ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                                           $  8,635      $  9,781
  Accrued expenses                                                                             42,351        41,727
  Accrued salaries and wages                                                                    8,726         8,301
  Accrued restructuring expenses                                                               12,282             -
  Deferred contract revenues                                                                   16,425        25,237
  Current portion of long-term debt                                                               607         1,413
  Accrued and deferred income taxes                                                             3,149         6,188
                                                                                             --------      --------
    Total current liabilities                                                                  92,175        92,647
                                                                                             --------      --------
LIABILITIES PAYABLE AFTER ONE YEAR
  Long-term debt, less current portion                                                          2,556         3,221
  Senior subordinated convertible debentures                                                   20,000        20,000
  Convertible subordinated debentures                                                          57,494        57,494
  Other noncurrent liabilities                                                                  7,989         9,267
                                                                                             --------      --------
                                                                                               88,039        89,982
                                                                                             --------      --------
MINORITY INTEREST IN EQUITY OF CONSOLIDATED SUBSIDIARY                                          8,046             -
                                                                                             --------      --------
STOCKHOLDERS' EQUITY
  Preferred stock, $.10 par value; 5,000,000 shares authorized and unissued                         -             -
  Common stock, $.01 par value; 50,000,000 shares authorized;
    30,092,810 (1993) and 30,017,968 shares (1992) issued                                       2,108         2,107
  Additional paid-in capital                                                                  132,262       131,903
  Retained earnings                                                                            13,681        23,300
  Cumulative foreign exchange translation adjustment                                           (7,565)       (5,751)
  Notes receivable under stock option plans                                                          -         (107)
                                                                                             --------      --------
                                                                                              140,486       151,452
  Less common stock in treasury                                                                (4,855)         (170)
                                                                                             --------      --------
    Total stockholders' equity                                                                135,631       151,282
                                                                                             --------      --------
                                                                                              323,891       333,911
                                                                                             ========      ========

                See Notes to Consolidated Financial Statements.

                                      26.

                National Education Corporation and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year Ended December 31,
                                                                                    ------------------------------
(dollars in thousands)                                                                  1993        1992      1991
                                                                                    ---------   --------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                 $ (9,619)   $    515   $  5,359
  Adjustments to reconcile net income (loss) to net cash
  provided by (used for) operating activities:
     Depreciation and amortization                                                    12,898      14,437     13,960
     Amortization of acquired intangible assets                                        4,775       6,206      6,570
     Provision for doubtful accounts                                                   4,664       5,887      6,540
     Gain on Steck-Vaughn Publishing Corporation public stock offering               (21,260)         -           -
     Net gain on sale of land and buildings                                             (381)       (769)         -
     Write-off of acquired intangible assets                                          11,998           -          -
     Write-off of certain assets and liabilities of closed schools                     4,516           -          -
     Loss on foreign currency exchange                                                   243       2,570      1,005
     Change in assets and liabilities:
        Receivables, net                                                               8,391      13,570     19,971
        Inventories and supplies                                                          91         291     (2,357)
        Prepaid and deferred marketing expenses                                       (4,133)      1,268     (4,366)
        Accounts payable and accrued expenses                                             12       1,915        415
        Accrued restructuring expenses                                                12,282           -          -
        Deferred contract revenues                                                    (8,240)         70     (4,277)
        Deferred income taxes and income taxes payable                               (18,340)     (6,791)    (3,853)
        Other                                                                         (4,521)      6,274      3,918
                                                                                    --------    --------   --------
     Net cash from operating activities                                               (6,624)     45,443     42,885
                                                                                    --------    --------   --------
CASH FLOWS FOR INVESTING ACTIVITIES:
     Additions to land, buildings and equipment                                      (15,885)    (11,877)    (6,527)
     Dispositions of land, buildings and equipment                                       586       2,172         87
     Acquisition of business, net of cash acquired                                    (5,417)          -          -
     Changes in marketable securities                                                 (5,305)     (4,756)       790
                                                                                    --------    --------   --------
     Net cash for investing activities                                               (26,021)    (14,461)    (5,650)
                                                                                    --------    --------   --------
CASH FLOWS FOR FINANCING ACTIVITIES:
     Payment of current portion of long-term debt                                       (786)       (268)   (20,259)
     Additions to long-term debt                                                           -       2,525     20,000
     Reductions of long-term debt                                                       (685)       (968)   (46,127)
     Minority interest in equity of consolidated subsidiary                              604           -          -
     Net proceeds from Steck-Vaughn Publishing Corporation public stock offering      28,701           -          -
     Common stock, stock options and related tax benefits                                360       1,041        379
     Notes receivable under stock option plan                                            107          74         94
     Purchase of common stock for treasury                                            (4,685)       (170)        (1)
                                                                                    --------    --------   --------
     Net cash for financing activities                                                23,616       2,234    (45,914)
                                                                                    --------    --------   --------
EFECT OF EXCHANGE RATE CHANGES ON CASH                                                  (894)     (1,758)      (396)
                                                                                    --------    --------   --------
NET CHANGE IN CASH AND EQUIVALENTS                                                    (9,923)     31,458     (9,075)
CASH AND EQUIVALENTS AT THE BEGINNING OF THE YEAR                                     48,469      17,011     26,086
                                                                                    --------    --------   --------
CASH AND EQUIVALENTS AT THE END OF THE YEAR                                         $ 38,546    $ 48,469   $ 17,011
                                                                                    ========    ========   ========


                See Notes to Consolidated Financial Statements.

                                      27.

                National Education Corporation and Subsidiaries

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     1993                      1992                      1991
                                             -------------------       -------------------      -------------------
(amounts in thousands)                       Shares      Amount        Shares      Amount       Shares      Amount
- ----------------------                       ------     --------       ------     --------      ------     --------
COMMON STOCK AND PAID-IN CAPITAL
   Balance at beginning of year              30,018     $134,010       29,862     $133,148      29,759     $132,769
   Stock options and related tax
      benefits                                   75          360          197        1,065         103          229
   Restricted stock                               -            -            -          (24)          -          150
   Retirement of treasury shares                  -            -          (41)        (179)          -            -
                                             ------     --------       ------     --------      ------     --------
   Balance at end of year                    30,093     $134,370       30,018     $134,010      29,862     $133,148
                                             ======     ========       ======     ========      ======     ========
RETAINED EARNINGS
   Balance at beginning of year                         $ 23,300                  $ 23,547                 $ 18,188
   Net income (loss)                                      (9,619)                      515                    5,359
   Retirement of treasury shares                               -                      (762)                       -
                                                        --------                  --------                 --------
   Balance at end of year                               $ 13,681                  $ 23,300                 $ 23,547
                                                        ========                  ========                 ========
TREASURY STOCK
   Balance at beginning of year                  50     $   (170)          41     $   (941)         40     $   (940)
   Purchase of common stock for
      treasury                                  639       (4,685)          50         (170)          1           (1)
   Retirement of treasury shares                  -            -          (41)         941
                                             ------     --------        -----     --------        ----     --------
   Balance at end of year                       689     $ (4,855)          50     $   (170)         41     $   (941)
                                             ======     ========        =====     ========        ====     ========


                See Notes to Consolidated Financial Statements.

                                      28.

                National Education Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and all subsidiaries. Certain prior year amounts have been reclassified to conform with 1993 presentation.

REVENUES AND EXPENSES
Steck-Vaughn Publishing revenues are recognized upon shipment of product. Plant costs which include costs associated with text layout and publishing set-up are deferred and amortized to expense with the sale of the product produced during the first printing. A portion of selling and marketing expenses are deferred and fully amortized within the calendar year to better match the expenses with revenues due to the seasonal nature of revenue realization. Expenses associated with the development of product catalogs are deferred and amortized to expense over the useful life of the catalog which is typically one year.

Independent Study Contract Revenues are recognized when cash is received, but only to the extent such cash can be retained by the Company. Cash received in excess of revenue recognized is recorded as deferred contract revenues. Generally, the Company follows the guidelines of the National Home Study Council in determining retention rights. Direct response advertising and promotional literature costs associated with independent study contracts are deferred and amortized within eighteen months of incurrence which approximates the recognition of related revenues.

Education Centers Tuition Revenues are recorded ratably over the terms of the courses which range from eight to thirty-six months. Course service costs are charged to expense as incurred. Certain selling and marketing costs, which include direct response advertising, are deferred and amortized into expense within nine months of incurrence which approximates the recognition of related revenues.

NETG Contract Revenues consist primarily of access agreements and custom contract revenues. Revenues under access agreements, which are generally one year in length, are recognized upon shipment of the selected courseware.
Custom contract revenues under time and materials contracts are recognized as costs are incurred, and revenues from fixed price contracts are recognized using the percentage-of-completion method. Course service costs, which include product development costs, are expensed as incurred. Sales and marketing costs are expensed within the calendar year except for sales commissions on training contracts sold, which are deferred and amortized into expense as contract revenues are recognized.

INCOME TAXES
Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes). The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. FAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. The cumulative adjustment of adopting FAS 109 was not material to the accompanying financial statements.

EARNINGS (LOSS) PER SHARE
Primary earnings (loss) per share are computed based on the weighted average number of common shares outstanding during the respective periods, including dilutive stock options. Fully diluted earnings (loss) per share are computed based on the assumption that the convertible debentures had been converted to common stock, with a corresponding increase in net income to reflect a reduction in related interest expense, less applicable taxes.

MARKETABLE SECURITIES
Substantially all of the marketable securities are income producing instruments carried at the lower of cost or market.

INVENTORIES AND SUPPLIES
Inventories and supplies at Steck-Vaughn are stated on the last-in, first-out
(LIFO) method. At December 31, 1993 and 1992, the allowance to reduce the carrying value to the LIFO basis was $1,114,000 and $970,000, respectively.

Other inventories, primarily consisting of course materials and supplies, are stated at the lower of first-in, first-out cost or market.

LAND, BUILDINGS AND EQUIPMENT
Land, buildings and equipment are stated at cost and are depreciated principally using the straight-line method over the estimated useful lives of the various classes of property.

                                      29.

                National Education Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACQUIRED INTANGIBLE ASSETS
Acquired intangible assets, which include rental contracts, product and text materials, course development costs, copyrights, and other identified intangibles, are amortized ratably over various useful lives which do not exceed ten years. Acquired intangible assets representing the excess of cost over acquired net assets purchased by the Company in conjunction with various acquisitions are amortized ratably over lives which do not exceed forty years.

DEFERRED CONTRACT REVENUES
Deferred contract revenues represent the portion of training contract payments and student tuition received in advance of services being performed.

MINORITY INTEREST
Minority interest in equity of consolidated subsidiary represents the minority stockholders' proportionate share of the equity of Steck-Vaughn Publishing Corporation. At December 31, 1993, the Company owned 81.7% of Steck-Vaughn's common stock.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of international subsidiaries have been translated at current exchange rates. Revenues, expenses and cash flows have been translated at average rates of exchange in effect during the year. Resulting cumulative foreign exchange translation adjustments have been recorded as a separate component of stockholders' equity. Also included in this component of stockholders' equity are exchange gains and losses on hedges of foreign intercompany accounts of a long-term nature. Gains and losses on foreign currency transactions are recorded to other income and expense.

NOTE 2 -- BUSINESS COMBINATION
In April 1993, the Company, through Steck-Vaughn Publishing Corporation, purchased certain assets of Creative Edge, Inc. (Magnetic Way product line) for $5,417,000 in cash. The transaction was accounted for as a purchase and the operating results of Creative Edge have been included in the Company's consolidated financial statements since the date of acquisition. The net assets and operating results of Creative Edge are not material to the consolidated financial statements of the Company.

NOTE 3 -- UNUSUAL ITEMS
During the third quarter of 1993, the Company recorded unusual item charges of $32,858,000 ($22,921,000 after tax or $.77 loss per share). The unusual item charges resulted from the Education Centers restructuring charge of $23,626,000 which included a write-down of assets and estimated costs of closing 14 schools, and a charge related to NETG of $9,232,000 which resulted from the write-down of certain acquired intangible assets.

During December 1992, the Company recorded unusual charges of $3,690,000 ($2,251,000 after tax or $.07 per share) at NETG and Education Centers. The unusual items represent severance payments to individuals, and lease termination charges which include the write-down of fixed assets and leasehold improvements.

NOTE 4 -- PUBLIC OFFERING OF SUBSIDIARY COMMON STOCK
During the third quarter of 1993, Steck-Vaughn Publishing Corporation, the Company's publishing subsidiary, completed an initial public offering of 2,668,000 shares of its common stock at $12.00 per share. The offering resulted in proceeds of $29,775,000 of which $20,000,000 was remitted to the Company as payment for a previously declared dividend. The proceeds were reduced by expenses of $1,074,000 which were incurred in connection with the offering, of which $393,000 was paid to Richard C. Blum and Associates (RCBA). The Chairman of the Board of RCBA is Richard C. Blum, a director of the Company. The completion of the offering decreased the Company's ownership of Steck-Vaughn from 100% to 81.7% and the Company recorded an after-tax gain of $21,260,000 or $.71 per share. The gain is currently nontaxable and deferred tax expense was not provided for on this gain given the Company's ability and intent to indefinitely postpone the payment of tax in the future.

NOTE 5 -- INCOME TAXES
Income (loss) before tax from continuing operations was taxed under the following jurisdictions:

(dollars in thousands)                         1993       1992      1991
- ----------------------                       --------    -------   -------
Domestic                                     $(24,191)   $ 3,822   $ 8,604
Foreign                                         1,463     (2,695)    2,419
                                             --------    -------   -------
Total                                        $(22,728)   $ 1,127   $11,023
                                             ========    =======   =======

Taxes (benefits) on income were provided as follows:

(dollars in thousands)                         1993       1992      1991
- ----------------------                       --------    -------   -------
CURRENT:
   Federal                                   $      -    $ 1,370   $   281
   State                                        2,100      2,740     1,634
   Foreign                                      1,883      1,692     2,221
                                             --------    -------   -------
Total current provision                         3,983      5,802     4,136
                                             --------    -------   -------
DEFERRED:
   Federal                                    (15,109)    (3,518)    2,419
   Foreign                                     (2,680)    (2,087)   (1,042)
                                             --------    -------   -------
Total deferred provision (benefit)            (17,789)    (5,605)    1,377
                                             --------    -------   -------
CURRENT TAX BENEFITS NOT TREATED AS A
 REDUCTION OF INCOME TAX EXPENSES
 RESULTING FROM:
   Exercise of stock options                       93        415       151
                                             --------    -------   -------
Total income tax provision (benefit)         $(13,713)   $   612   $ 5,664
                                             ========    =======   =======

                                      30.

                National Education Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The balance of deferred tax liabilities and assets reflected in the balance sheet as of December 31, 1993 and 1992 are comprised of the following:

(dollars in thousands)                           1993      1992
- ---------------------                          -------   --------
DEFERRED TAX LIABILITIES:
   Revenue recognition differences             $ 7,014   $  8,676
   Advertising/commissions                      11,838     11,257
   Course material amortization                  4,558      6,149
   Other                                         6,972      3,653
                                               -------   --------
Gross Deferred Tax Liabilities                 $30,382   $ 29,735
                                               =======   ========
DEFERRED TAX ASSETS:
   Property, plant and equipment               $ 2,912   $  2,442
   Inventories                                   6,447      6,041
   Revenue recognition differences               5,009      2,827
   Allowance for doubtful accounts               3,560      3,244
   Loss carryforwards                           25,719     14,741
   Credit carryforwards                          4,583      6,625
   Other                                        12,020      7,188
                                               -------   --------
Gross Deferred Tax Assets                       60,250     43,108
   Deferred tax asset valuation allowance       (9,941)   (11,025)
                                               -------   --------
Deferred Tax Assets, Net of Valuation
  Allowance                                    $50,309   $ 32,083
                                               =======   ========

The 1993 income tax provision includes a decrease in the valuation allowance for deferred tax assets of $1,084,000. The valuation reserve decrease primarily relates to losses incurred by certain subsidiaries for which no tax benefit had previously been expected.

At December 31, 1993, the Company had federal net operating loss carryforwards of $41,415,000 expiring through 2008. In addition, the Company had available $1,275,000 of alternative minimum tax credit carryforwards, with no expiration date, which may be utilized to offset future regular tax liabilities. If certain substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount of carryforwards which can be utilized. The Company also has available net operating loss carryforwards of approximately $12,300,000 at Spectrum, a subsidiary of NETG, for federal tax purposes expiring through 2003. This amount may be utilized to offset Spectrum's future taxable income. A valuation allowance against the remaining Spectrum loss carryforward has been provided in the financial statements.

During 1991, the Company received a notice of proposed adjustment from the Internal Revenue Service for the years 1985 and 1986 for matters primarily relating to the tax benefit of certain acquisitions. Management is vigorously contesting these matters and believes that the ultimate tax liability and related interest thereon will not have a material adverse effect on the consolidated financial position of the Company.

A reconciliation of the income tax provision (benefit) with the amount computed by applying the federal statutory tax rate is as follows:

(dollars in thousands)                          1993        1992      1991
- ---------------------                         --------     ------    ------
Tax (benefit) computed at statutory rate      $ (7,728)    $  383    $3,748
State taxes, net of federal benefit              1,386      1,808     1,078
Foreign rate differential                       (1,580)      (539)      357
Dividend income and municipal interest
   exclusion                                      (436)      (246)     (253)
Amortization of excess costs over
   acquired net assets                             996        190       190
Gain on public stock offering of
  subsidiary                                    (7,228)         -         -
Other, net                                         877       (984)      544
                                              --------     ------    ------
Total income tax provision (benefit)          $(13,713)    $  612    $5,664
                                              ========     ======    ======

Provision has not been made for U.S. or additional foreign taxes on the undistributed earnings of the Company's foreign subsidiaries. Those earnings are expected to be reinvested in the foreign operations. Such earnings would become subject to additional U.S. and foreign taxes if remitted as dividends. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Company believes that U.S. foreign tax credits would for the most part eliminate any additional U.S. tax.

NOTE 6 -- LAND, BUILDINGS AND EQUIPMENT

(dollars in thousands)      Depreciable Lives                   1993         1992
- ---------------------      ------------------                ---------     ---------
Land                                                         $   2,544    $   2,544
Buildings and
  improvements              Not to exceed 45 years              15,652       13,246
Leaseholds and
  improvements              Life of lease                       23,942       22,794
Machinery and
  equipment                 Not to exceed 10 years              91,589       88,404
Furniture and
  fixtures                  Not to exceed 10 years              31,326       32,210
                                                             ---------     --------
                                                               165,053      159,198
Less accumulated depreciation
  and amortization                                            (118,997)    (114,968)
                                                             ---------     --------
Total                                                        $  46,056    $  44,230
                                                             =========    =========

NOTE 7 -- ACQUIRED INTANGIBLE ASSETS

(dollars in thousands)                                           1993        1992
- ---------------------                                         --------     --------
Product and text materials, courseware, etc.                  $ 57,380     $ 55,160
Rental contracts                                                20,559       20,559
Excess of cost over net assets of businesses acquired           58,866       57,211
Other acquired intangible assets                                 7,327        7,329
                                                              --------     --------
                                                               144,132      140,259
Less accumulated amortization                                  (95,635)     (78,865)
                                                              --------     --------
Total                                                         $ 48,497     $ 61,394
                                                              ========     ========

                                      31.

                National Education Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 -- DEBT

(dollars in thousands)                                           1993         1992
- ---------------------                                          -------      -------
LONG-TERM DEBT:
  Mortgage notes, maturing on various dates
    through 2004, with interest from 4.9% to 9.5%              $ 2,716      $ 3,876
  Other                                                            447          758
                                                               -------      -------
                                                                 3,163        4,634
  Less current portion of long-term debt                          (607)      (1,413)
                                                               -------      -------
Total long-term debt                                           $ 2,556      $ 3,221
                                                               =======      =======
Senior subordinated convertible debentures                     $20,000      $20,000
                                                               =======      =======
Convertible subordinated debentures                            $57,494      $57,494
                                                               =======      =======

At December 31, 1993, the Company had a revolving bank credit facility in the amount of $10,000,000 which expires on December 21, 1994. The credit agreement will provide borrowings at prime plus .5% or, at the Company's option, at LIBOR
plus 1.5%.   Commitment fees are paid on the unused line of credit and there are certain restrictions on dividend payments, indebtedness and covenants regarding the Company's financial performance and condition. As of December 31, 1993, no amounts were outstanding under the revolving bank credit agreement.

At December 31, 1993, the Company had outstanding $20,000,000 of senior subordinated convertible debentures due February 15, 2006 which are convertible at any time prior to maturity into common stock at $4.00 per share. The senior debentures were issued to certain entities affiliated with Richard C. Blum & Associates, Inc. (RCBA) or over which RCBA exercises discretionary investment control and bear interest at 7% per year until February 15, 1993 and 10% thereafter. The senior debentures are redeemable at the option of the Company, in whole or in part, commencing August 15, 1994 at 105% of the principal amount through February 15, 2002, and thereafter at 100%, providing that the Company's common stock equals or exceeds 150% of the conversion price for a specified trading period prior to the notice of redemption. Based on the conversion feature and the trading value of the Company's common stock during 1993, the Company anticipates early redemption or conversion of the debt and accordingly has reduced the effective interest rate charged to expense from 9.3% in 1991 to 6.8% in 1992 and 1993. The senior debentures are subject to an annual sinking fund requirement beginning February 15, 2002 sufficient to retire 100% of the aggregate principal amount of the senior debentures prior to maturity. The Chairman of the Board of RCBA is Richard C. Blum, a director of the Company. Based on the December 31, 1993 closing price of the Company's common stock as traded on the New York Stock Exchange of $6.25, the fair value of the senior subordinated convertible debentures, assuming conversion into the Company's common stock, is $31,250,000.

At December 31, 1993, the Company had outstanding $57,494,000 of 6.5% convertible subordinated debentures due May 14, 2011 which are convertible at any time prior to maturity into common stock at $25.00 per share. The debentures are redeemable at the option of the Company, in whole or in part, at specified amounts ranging from 106.5% to 100.65% of the principal amount through May 14, 1996, and thereafter at 100%. The debentures are subject to an annual sinking fund requirement beginning May 15, 1997 sufficient to retire 70% of the aggregate principal amount of the debentures prior to maturity. Based on the December 31, 1993 closing price of the Company's convertible subordinated debentures as traded on the New York Stock Exchange of $72.00, the fair value of the convertible subordinated debentures is $41,396,000.

Mortgage notes aggregating $2,716,000 at December 31, 1993 were collateralized by certain real and personal property having a net book value of $5,129,000. At December 31, 1993, the fair value of the mortgage notes approximated their carrying value.

Aggregate maturities of long-term debt in each of the following years are:
1995--$604,000, 1996--$388,000, 1997--$392,000, and 1998--$397,000.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES
Aggregate commitments at December 31, 1993 under noncancelable operating leases for land, buildings and equipment are as follows:

(dollars in thousands)
- ----------------------
FISCAL YEAR:
 1994                                          $15,661
 1995                                           13,245
 1996                                           10,017
 1997                                            6,722
 1998                                            5,696
 1999 and thereafter                             7,779
                                               -------
Total                                          $59,120
                                               =======

Some of the leases contain renewal options, escalation clauses and requirements that the Company pay taxes, insurance and maintenance costs. Total rent expense aggregated $24,307,000, $24,907,000, and $25,843,000 for years ended
December 31, 1993, 1992, and 1991, respectively.

At December 31, 1993, there were no material commitments outstanding for capital expenditures.

In the ordinary course of business, the Company is generally subject to claims, complaints and legal actions. In the opinion of management, these matters will not have a material adverse effect upon the financial condition of the Company.

                                      32.

                National Education Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 -- UNEARNED FUTURE TUITION INCOME
Unearned future tuition on active student contracts at Education Centers and ICS totaled $181,147,000 at December 31, 1993 and $172,391,000 at December 31,
1992. Based upon previous experience it is estimated that approximately 57% of the unearned future income will ultimately be recognized as revenue. Unearned future tuition income will be included in revenues in future years when services and courseware are provided as described in Note 1.

NOTE 11 -- STOCKHOLDERS' EQUITY
The Company has stock option plans that authorize the granting of options to key employees and directors to purchase unissued common stock subject to certain conditions, such as continued employment. Options are generally granted at the fair market value of the Company's common stock at the date of grant, become exercisable within five years from the date of grant, and expire in ten years.

Changes during the years ended December 31, 1993, 1992, and 1991 under the plans were as follows:

                                                                 Average
                                                      Number     Exercise    Total
                                                        of      Price Per    Option
(amounts in thousands, except per share amounts)      Shares      Share      Value
- ------------------------------------------------       ------   --------     ------
Balance, December 31, 1990                             1,471      $ 6.92     $10,185
  Granted                                                287        4.84       1,389
  Canceled                                              (239)      16.93      (4,047)
  Exercised                                             (103)       3.41        (351)
                                                       -----                 -------
Balance, December 31, 1991                             1,416        5.07       7,176
  Granted                                                299        8.95       2,675
  Canceled                                              (237)       8.08      (1,914)
  Exercised                                             (197)       3.30        (651)
                                                       -----                 -------
Balance, December 31, 1992                             1,281        5.69       7,286
  Granted                                                392        5.86       2,296
  Canceled                                              (306)       6.68      (2,044)
  Exercised                                              (75)       3.55        (266)
                                                       -----                  ------
Balance, December 31, 1993                             1,292      $ 5.63      $7,272
                                                       =====                  ======

Common shares reserved for future grants under the above option plans totaled 986,000 and 812,000 at December 31, 1993 and 1992, respectively. Of the 1,292,000 shares previously granted and outstanding at December 31, 1993, 739,000 shares were vested and exercisable at prices ranging from $2.25 to $14.44 per share.

There are no charges to income in connection with the issuance of options. Upon exercise, proceeds from the sale of shares under the stock options plans are credited to common stock and additional paid-in capital.

During 1990, the Company issued to key employees common shares of restricted stock which vest over three years from the date of issuance. Charges to income in connection with the issuance of restricted stock are made ratably over three years.

In October 1986, the Company declared a dividend of one preferred stock purchase right for each share of common stock. Under certain conditions, each right may be exercised to purchase one-hundredth of a share of a new series of participating junior preferred stock at a purchase price of $75.00, subject to adjustment. The rights may be exercised only after a public announcement that a person has acquired or obtained the right to acquire 20% or more of the Company's outstanding common stock, or after commencement or public announcement of an offer for 30% or more of the Company's outstanding common stock. The rights, which do not have voting rights, may be redeemed by the Company at a price of $.05 per right within ten days after the announcement that a person has acquired 20% or more of the outstanding common stock of the Company and the redemption period may be extended under certain circumstances. In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right shall have the right to receive that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the right. The Board of Directors, upon the 1991 issuance of the $20,000,000 senior subordinated convertible debentures to entities affiliated with Richard C. Blum & Associates, Inc. (RCBA Affiliates), excluded all shares issuable to RCBA Affiliates upon conversion of the senior debentures from the provisions of the rights plan.

NOTE 12 -- STATEMENTS OF CASH FLOWS
For purposes of presenting the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt securities to be cash equivalents.

Supplementary information
(dollars in thousands)                                       1993       1992      1991
- ---------------------                                       ------     ------    -------
CASH PAID DURING THE YEAR FOR:
  Interest expense                                          $5,915     $5,400    $10,253
  Income taxes, net of refunds                              $4,028     $6,947    $ 8,483

DETAIL OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Sale of land, building and equipment
  Sale of land, building and equipment
   in exchange for note receivable                          $    -     $1,168    $ 3,230

                                      33.

                National Education Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 -- INDUSTRY SEGMENT DATA
Information about the Company's operations in different industries is as follows:

(dollars in thousands)                     1993         1992       1991
- ---------------------                    --------     --------   --------
NET REVENUES:
  ICS Learning Systems                   $101,319     $ 90,292   $ 82,071
  Steck-Vaughn Publishing Corporation      53,156       45,124     38,044
  Education Centers                       133,151      157,043    152,540
  National Education Training Group        68,259       82,582    112,769
                                         --------     --------   --------
Total Net Revenues                       $355,885     $375,041   $385,424
                                         ========     ========   ========

OPERATING INCOME (LOSS):
  ICS Learning Systems                   $ 21,368     $ 18,780   $ 16,048
                                         --------     --------   --------
  Steck-Vaughn Publishing Corporation      13,566       12,556      8,650
                                         --------     --------   --------
  Education Centers operating income
    (loss) before unusual items            (5,511)      10,835      9,424
      Unusual items                       (23,626)      (1,184)         -
                                         --------     --------   --------
  Education Centers                       (29,137)       9,651      9,424
                                         --------     --------   --------
  National Education Training Group
    operating loss before unusual items   (25,950)     (21,854)    (1,760)
      Unusual items                        (9,232)      (2,506)         -
                                         --------     --------   --------
  National Education Training Group       (35,182)     (24,360)    (1,760)
                                         --------     --------   --------
  Total segment operating income (loss)   (29,385)      16,627     32,362
  General corporate expenses              (11,532)     (10,758)   (12,495)
  Interest expense and investment
    income, net                            (3,209)      (3,426)    (7,839)
  Other (income) and expense                  138       (1,316)    (1,005)
  Gain on Steck-Vaughn Publishing
  Corporation public stock offering        21,260            -          -
                                         --------     --------   --------
Income (Loss) Before Income Taxes
  (Benefit) and Minority Interest        $(22,728)    $  1,127   $ 11,023
                                         ========     ========   ========

IDENTIFIABLE ASSETS:
  ICS Learning Systems                   $ 60,576     $ 50,911   $ 45,046
  Steck-Vaughn Publishing Corporation      55,280       30,141     24,562
  Education Centers                        59,320       60,706     63,753
  National Education Training Group        93,592      135,616    174,248
                                         --------     --------   --------
  Segments subtotal                       268,768      277,374    307,609
  Corporate assets                         55,123       56,537     23,033
                                         --------     --------   --------
Total Assets                             $323,891     $333,911   $330,642
                                         ========     ========   ========

TOTAL DEPRECIATION AND AMORTIZATION:
  ICS Learning Systems                   $    920     $    892   $    852
  Steck-Vaughn Publishing Corporation       1,157          719        315
  Education Centers                         5,711        6,281      5,973
  National Education Training Group         9,315       12,277     12,889
                                         --------     --------   --------
Total Segments                           $ 17,103     $ 20,169   $ 20,029
                                         ========     ========   ========

CAPITAL EXPENDITURES:
  ICS Learning Systems                   $  2,209     $    417   $  1,131
  Steck-Vaughn Publishing Corporation       2,956        4,677        450
  Education Centers                         7,154        5,119      3,109
  National Education Training Group         2,591        1,566      1,750
                                         --------     --------   --------
Total Segments                           $ 14,910     $ 11,779   $  6,440
                                         ========     ========   ========

The following table sets out the amount of consolidated net revenues, operating income and identifiable assets by geographic area:

(dollars in thousands)                     1993         1992       1991
- ---------------------                    --------     --------   --------
NET REVENUES:
  United States                          $297,243     $311,075    $315,834
  Europe                                   28,000       33,850      39,309
  Canada                                   19,547       19,219      19,289
  Other foreign                            11,095       10,897      10,992
                                         --------     --------    --------
Total Net Revenues                       $355,885     $375,041    $385,424
                                         ========     ========    ========

OPERATING INCOME (LOSS):
  United States operating income
    before unusual items                 $    220     $ 18,028    $ 27,228
      Unusual items                       (32,858)      (3,561)          -
                                         --------     --------    --------
  United States                           (32,638)      14,467      27,228
                                         --------     --------    --------
  European operating income (loss)
    before unusual items                   (1,902)      (1,287)        999
      Unusual items                             -         (129)          -
                                         --------     --------    --------
  Europe                                   (1,902)      (1,416)        999
                                         --------     --------    --------
  Canada                                    2,032          482       1,925
                                         --------     --------    --------
  Other foreign                             3,123        3,094       2,210
                                         --------     --------    --------
Total Segments Operating Income (Loss)   $(29,385)    $ 16,627    $ 32,362
                                         ========     ========    ========

IDENTIFIABLE ASSETS:
  United States                          $222,191     $219,844    $234,199
  Europe                                   26,964       37,563      52,217
  Canada                                   14,417       14,631      15,717
  Other foreign                             5,196        5,336       5,476
                                         --------     --------    --------
Total Segment Assets                     $268,768     $277,374    $307,609
                                         ========     ========    ========

The Company's operations are conducted in the United States, Canada, United Kingdom, Germany, Australia and several other foreign countries.

Operating income by segment and geographic area includes net revenues less operating expenses. The operating income by segment and geographic area excludes general corporate expenses, net interest expense and income taxes. Unusual items are more fully described in the Notes to the Consolidated Financial Statements. Intersegment sales were immaterial for all years presented. Identifiable assets are those assets used in the Company's operations in each segment and geographic area and exclude corporate assets.

                                      34.

                National Education Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 -- QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data for 1993 and 1992 are as follows:

(amounts in thousands, except per          First       Second     Third       Fourth
share amounts)                            Quarter      Quarter    Quarter     Quarter
- ---------------------------------        -------     --------    -------     -------
1993
NET REVENUES                              $83,035      $89,180   $ 87,574    $ 96,096
 Costs and expenses                        89,608       93,309     90,250      90,777
 Unusual items                                  -            -     32,858           -
 Other nonoperating expenses                  442        1,244        340       1,045
 Gain on Steck-Vaughn
  Publishing Corporation
  public stock offering                         -            -    (21,260)          -
 Income taxes (benefit)                    (2,666)      (1,827)   (11,143)      1,923
 Minority interest                              -            -        341         263
                                          -------      -------   --------    --------
NET INCOME (LOSS)                         $(4,349)     $(3,546)  $ (3,812)   $  2,088
                                          =======      =======   ========    ========
Primary earnings (loss) per share         $  (.14)     $  (.12)  $   (.13)   $    .07
                                          =======      =======   ========    ========
Fully diluted earnings (loss)
 per share                                $  (.14)     $  (.12)  $   (.13)   $    .07
                                          =======      =======   ========    ========

1992

NET REVENUES                              $87,319      $91,421   $ 94,285    $102,016
 Costs and expenses                        89,560       90,735     88,245      96,942
 Unusual items                                  -            -          -       3,690
 Other nonoperating expenses                1,976          236        471       2,059
 Income taxes (benefit)                    (1,576)         180      1,996          12
                                          -------      -------   --------    --------
NET INCOME (LOSS)                         $(2,641)     $   270   $  3,573    $   (687)
                                          =======      =======   ========    ========
Primary earnings (loss) per share         $  (.09)     $   .01   $    .12    $   (.02)
                                          =======      =======   ========    ========
Fully diluted earnings (loss)
 per share                                $  (.09)     $   .01   $    .12    $   (.02)
                                          =======      =======   ========    ========

                                      35.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of National Education Corporation                     Price Waterhouse [logo]

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of National Education Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note One to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1992.

PRICE WATERHOUSE

Price Waterhouse
Costa Mesa, California
February 4, 1994

                                      36.

              NATIONAL EDUCATION CORPORATION FACILITIES WORLDWIDE

NATIONAL EDUCATION TRAINING GROUP (NETG)      NETG APPLIED LEARNING                          Nutley, New Jersey
1751 West Diehl Road                          One Hogarth Business Park                      Philadelphia, Pennsylvania
Naperville, Illinois  60563                   Burlington Lane                                Rosemead, California
(708) 369-3000                                Chiswick, London W4 2TJ                        Sacramento, California
Atlanta, Georgia                              England                                        San Antonio, Texas
Baltimore, Maryland                           (81) 994-4404                                  San Bernardino, California
Boston, Massachusetts                         Siemansring 54                                 San Francisco, California
Charlotte, North Carolina                     D-4156 Willich 1                               San Jose, California
Chicago, Illinois                             Germany                                        Tampa, Florida
Cincinnati, Ohio                              2154-929-3                                     Tulsa, Oklahoma
Cleveland, Ohio                                                                              West Des Moines, Iowa
Columbus, Ohio                                NETG SPECTRUM                                  Winnetka, California
Dallas, Texas                                 9 Oak Park Drive                               Wyoming, Michigan
Denver, Colorado                              Bedford, Massachusetts 01730
Detroit, Michigan                             (617) 271-0500                                 ICS LEARNING SYSTEMS
Hartford, Connecticut                                                                        925 Oak Street
Houston, Texas                                NATIONAL EDUCATION CENTERS                     Scranton, Pennsylvania  18515
Irvine, California                            1732 Reynolds Street                           (717) 342-7701
Kansas City, Kansas                           Irvine, California  92714
Los Angeles, California                       (714) 261-7606                                 Glasgow
Milwaukee, Wisconsin                                                                         Montreal
Minneapolis, Minnesota                        Allentown, Pennsylvania                        Riyadh
Nashville, Tennessee                          Anaheim, California                            Singapore
New York, New York                            Atlanta, Georgia                               Sydney
Norwalk, Connecticut                          Blairsville, Pennsylvania                      Trinidad
Omaha, Nebraska                               Brookline, Massachusetts                       Wellington
Philadelphia, Pennsylvania                    Cleveland, Ohio
Phoenix, Arizona                              Cross Lanes, West Virginia                     STECK-VAUGHN PUBLISHING CORPORATION
Richmond, Virginia                            Cuyahoga Falls, Ohio                           8701 North MoPac Expressway
Rochester, New York                           Dallas, Texas                                  Ste. 200
San Francisco, California                     Fort Lauderdale, Florida                       Austin, Texas  78759
Seattle, Washington                           Fort Worth, Texas                              (512) 343-8227
Somerset, New Jersey                          Glendale, Arizona                              Chatham, New Jersey
St. Louis, Missouri                           Harrisburg, Pennsylvania                       Cambridge, U.K.
Tampa, Florida                                Houston, Texas
Washington, D.C.                              Livonia, Michigan
                                              Long Beach, California
                                              Los Angeles, California
                                              Louisville, Kentucky
                                              Minneapolis, Minnesota
                                              New Orleans, Louisiana

                                      37.

                             CORPORATE INFORMATION


DIRECTORS                                     SUBSIDIARY PRESIDENTS                       AVAILABILITY OF FORM 10-K

David C. Jones*                               Gary M. Cook                               The Company's Annual Report on Form 10-K
Chairman of the Board                         President, National Education Centers       (including financial statements and
                                                                                          financial statement schedules) filed
Richard C. Blum*                              Gary M. Keisling                            with the Securities and Exchange
Investment Banker                             President, ICS Learning Systems             Commission is available to any
                                                                                          stockholder, without charge, upon
David Bonderman                               Roy E. Mayers                               request.  Inquiries should be sent to:
Principal, Texas Pacific Group                President and Chief Executive Officer
                                              Steck-Vaughn Publishing Corporation         National Education Corporation
Jerome W. Cwiertnia*                                                                      18400 Von Karman Avenue
President and Chief Executive Officer         Robert T. Soto                              Irvine, California 92715
                                              President, National Education               Attention:  Investor Relations
Leonard W. Jaffe*                             Training Group
Private Investor, Consultant                                                              INDEPENDENT ACCOUNTANTS
                                              MARKET DIVIDEND INFORMATION
Michael R. Klein                                                                          Price Waterhouse
Partner, Wilmer, Cutler & Pickering           The Company's common stock is listed on     575 Anton Boulevard, Suite 1100
                                              the New York Stock Exchange and the         Costa Mesa, California  92626
Frederic V. Malek                             Pacific Stock Exchange.  The number of
Co-Chairman, CB Commercial                    stockholders of record of the Company's     CORPORATE OFFICE
Real Estate Group                             common stock on February 4, 1994, was       18400 Von Karman Avenue
                                              3,030.  No cash or stock dividends were     Irvine, California 92715
Dr. Paul MacCready                            declared or paid on the Company's common    Telephone:  (714) 474-9400
President, AeroVironment, Inc.                stock during 1993 or 1992.  The high and    Telecopier:  (714) 474-9488
                                              low market prices for the Company's
John J. McNaughton*                           stock during each quarter for the           COMMON STOCK TRADED
Founder                                       last two years are as follows:              New York Stock Exchange
                                                                                          Pacific Stock Exchange
Harold Segal, C.P.A.                          1993                     High        Low    Trading Symbol:  NEC
President, Segal, Chadroff & Wolff, Inc.      ----                  -------    -------

William D. Walsh                              First Quarter         $ 7 3/4    $ 5 1/8    STOCK TRANSFER AGENT AND REGISTRAR
General Partner, Sequoia Associates           Second Quarter          8 1/8      6 1/8    The First National Bank of Boston
                                              Third Quarter           8          5 1/2    Mail Stop: 45-02-09
*Executive Committee                          Fourth Quarter          6 7/8      5 5/8    P.O. Box 644
                                                                                          Boston, Massachusetts  02102-0644
EXECUTIVE OFFICERS                            1992                      High       Low
                                              ----                   -------   -------
David C. Jones
Chairman of the Board                         First Quarter          $12 1/4   $ 8 1/4
                                              Second Quarter          10 7/8     7 3/4
Jerome W. Cwiertnia                           Third Quarter            9 1/8     6 3/8
President and Chief Executive Officer         Fourth Quarter           7 3/8     4 5/8

Christine A. Gattenio
Vice President and Corporate Controller

Philip C. Maynard
Vice President, Secretary
and General Counsel

Keith K. Ogata
Vice President, Chief Financial Officer
and Treasurer